Filed by A&Q Masters Fund

pursuant to Rule 425 Under the Securities Act of 1933

and Deemed Filed Pursuant to Rule 14a-6

under the Securities Exchange Act of 1934

Subject Company: A&Q Masters Fund

Form N-14 filed by A&Q Long/Short Strategies Fund LLC (File No. 333-251803)

Subject:	YOUR VOTE IS NEEDED IMMEDIATELY | A&Q Masters Fund Special Meeting of Shareholders

Dear A&Q Masters Fund Shareholder:

The Special Meeting of Shareholders of A&Q Masters Fund will take place virtually on March 26, 2021 at 9:30 a.m. (EDT).

Our records indicate that we do not have your vote. Your vote is extremely important.

After you have reviewed the Joint Prospectus/Proxy Statement, please submit your vote promptly.

THE BOARD RECOMMENDS THAT YOU VOTE "FOR" THE PROPOSAL.

Voting Your Shares Via the Internet

Online voting is a convenient and a secure way to submit your vote. You may access your proxy card and submit your vote by clicking on the link(s) provided below. The link will take you directly to the proxy voting site where you can submit your vote.

A&Q Masters Fund Control Number: 94099999001000 Security Code: 99999999 Click Here to Vote

The control number and security code above will auto-populate when you click on the above link.

You can also go to https://www.proxy-direct.com and enter your control numbers and security code exactly as they appear above. If multiple control numbers and security codes appear, you will need to vote each individually for your vote to be captured on all accounts.

For your convenience, electronic versions of the Joint Prospectus/Proxy Statement and the Sample Proxy Voting Card are available at the below website for you to view or download.

https://www.proxy-direct.com/UBS-31940

Thank you.

Sincerely,

Computershare Funds Services, Independent Tabulator for A&Q Masters Fund